Skadden, Arps, Slate, Meagher & Flom llp

ONE MANHATTAN WEST NEW YORK, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 7, 2023

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Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Scott Stringer / Lyn Shenk

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2022 Filed April 25, 2022 File No. 001-05742

Dear Messrs. Stringer and Shenk:

This is to confirm that on March 6, 2023 in a telephone conversation Michael Zeidel spoke to Mr. Shenk to request that Rite Aid Corporation (the “Company”) be granted an extension of 10 business days to provide responses to the comments of the Securities and Exchange Commission staff contained in its letter dated February 21, 2023 with respect to the Company’s Form 10-K for the Fiscal Year Ended February 26, 2022. Such extension was granted, and the Company will provide its responses no later than March 21, 2023. If you have any questions or comments to this letter, please do not hesitate to contact me directly at (212) 735-3259.

Sincerely,

/s/ Michael J. Zeidel

Via E-mail:

cc:	Matthew C. Schroeder, Chief Financial Officer

Steven Bixler, Chief Accounting Officer

Paul Gilbert, General Counsel

Christin Bassett, Deputy General Counsel